SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Sunesis Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

867328 50 2

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

466 Lexington Avenue

New York, New York  10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

July 13, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867328 50 2

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Warburg, Pincus Equity Partners, L.P. I.R.S. #13-3986317

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 4,195,621

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 4,195,621

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,195,621

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.2%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 867328 50 2

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Warburg Pincus & Co. I.R.S. #13-6358475

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 4,195,621

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 4,195,621

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,195,621

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.2%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 867328 50 2

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Warburg Pincus LLC I.R.S. #13-3536050

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 4,195,621

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 4,195,621

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,195,621

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.2%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 867328 50 2

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Warburg Pincus Partners, LLC I.R.S. #13-4069737

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 4,195,621

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 4,195,621

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,195,621

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.2%

14	Type of Reporting Person (See Instructions) OO

Introduction.

This Amendment No. 3 to the Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on October 6, 2005, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on March 23, 2006 and further amended by Amendment No. 2 thereto filed with the Securities and Exchange Commission on May 31, 2007 (as so amended, the “Current Schedule 13D”), on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with two affiliated entities, “WPEP”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), Warburg Pincus & Co., a New York general partnership (“WP”), and Warburg Pincus Partners LLC, a New York limited liability company and a subsidiary of WP (“WPP LLC”).  The holdings of Common Stock of WPEP, WP LLC, WP and WPP LLC include certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. (“WPNEP I”) and Warburg, Pincus Netherlands Equity Partners III, C.V. (“WPNEP III” and, together with WPEP and WPNEP I, the “Investors”). The Investors, WP, WP LLC and WPP LLC are collectively referred to as the “Warburg Pincus Reporting Persons.”  This Amendment relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Sunesis Pharamaceuticals, Inc., a Delaware corporation (the “Company”). Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus Reporting Persons. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus Reporting Persons.

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each Warburg Pincus Reporting Person disclaims beneficial ownership of all shares of Common Stock to which such Warburg Pincus Reporting Person does not have a pecuniary interest.

Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Current Schedule 13D.

Item 5.                                                           Interest in Securities of the Issuer.

Item 5 of the Current Schedule 13D is hereby amended and replaced in its entirety as set forth below.

(a)           On July 13, 2009, WPEP sold an aggregate of 350,000 shares of the Common Stock in open market transactions for aggregate proceeds of $130,410.  Immediately following the completion of the sales on July 13, 2009, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own 4,195,621 shares of the Common Stock, representing 12.2% of the outstanding Common Stock, based on the

34,409,768 shares of Common Stock outstanding as of April 30, 2009 as reported by the Company in its Form 10-Q filed on May 8, 2009.

(b)           Each of the Warburg Pincus Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 4,195,621 shares of Common Stock it may be deemed to beneficially own.  The Warburg Pincus Reporting Persons are making this single, joint filing within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Amendment shall not be construed as an admission of such beneficial ownership or that the Warburg Pincus Reporting Persons constitute a person or group.

(c)           Schedule I hereto sets forth a list of all transactions with respect to the shares of Common Stock effected during the past sixty (60) days by any of the Warburg Pincus Reporting Persons, inclusive of any transactions effected through 5:30 p.m., Eastern Standard Time, on July 13, 2009.  All such transactions were effected in the open market.

(d)           Not applicable.

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2009	WARBURG, PINCUS EQUITY PARTNERS, L.P.
By: Warburg Pincus Partners, LLC,
its General Partner

By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: July 14, 2009	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: July 14, 2009
WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: July 14, 2009	WARBURG PINCUS PARTNERS, LLC
By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

SCHEDULE I

Set forth below is a list of all transactions with respect to the shares of the common stock, par value $0.0001 per share, of Sunesis Pharmaceuticals, Inc., effected during the past sixty (60) days by any of the Warburg Pincus Reporting Persons (as defined in the Amendment No. 3 to the Schedule 13D to which this Schedule I is attached), inclusive of any transactions effected through 5:30 p.m., Eastern Standard Time, on July 13, 2009.

Date	Selling Entity	Number of Shares	Per Share Price ($)

7/13/09	Warburg, Pincus Equity Partners, L.P.	31,990	0.3400

7/13/09	Warburg, Pincus Equity Partners, L.P.	12,900	0.3401

7/13/09	Warburg, Pincus Equity Partners, L.P.	100	0.3403

7/13/09	Warburg, Pincus Equity Partners, L.P.	2,310	0.3406

7/13/09	Warburg, Pincus Equity Partners, L.P.	200	0.3407

7/13/09	Warburg, Pincus Equity Partners, L.P.	3,000	0.3408

7/13/09	Warburg, Pincus Equity Partners, L.P.	1,300	0.3409

7/13/09	Warburg, Pincus Equity Partners, L.P.	1,300	0.3410

7/13/09	Warburg, Pincus Equity Partners, L.P.	3,100	0.3411

7/13/09	Warburg, Pincus Equity Partners, L.P.	700	0.3412

7/13/09	Warburg, Pincus Equity Partners, L.P.	1,400	0.3414

7/13/09	Warburg, Pincus Equity Partners, L.P.	800	0.3415

7/13/09	Warburg, Pincus Equity Partners, L.P.	3,100	0.3433

7/13/09	Warburg, Pincus Equity Partners, L.P.	300	0.3434

7/13/09	Warburg, Pincus Equity Partners, L.P.	300	0.3435

7/13/09	Warburg, Pincus Equity Partners, L.P.	100	0.3438

7/13/09	Warburg, Pincus Equity Partners, L.P.	100	0.3439

7/13/09	Warburg, Pincus Equity Partners, L.P.	2,800	0.3448

7/13/09	Warburg, Pincus Equity Partners, L.P.	5,600	0.3450

7/13/09	Warburg, Pincus Equity Partners, L.P.	400	0.3452

7/13/09	Warburg, Pincus Equity Partners, L.P.	200	0.3454

7/13/09	Warburg, Pincus Equity Partners, L.P.	2,300	0.3455

7/13/09	Warburg, Pincus Equity Partners, L.P.	7,300	0.3459

7/13/09	Warburg, Pincus Equity Partners, L.P.	200	0.3462

7/13/09	Warburg, Pincus Equity Partners, L.P.	100	0.3474

7/13/09	Warburg, Pincus Equity Partners, L.P.	1,100	0.3485

7/13/09	Warburg, Pincus Equity Partners, L.P.	900	0.3486

7/13/09	Warburg, Pincus Equity Partners, L.P.	3,500	0.3498

7/13/09	Warburg, Pincus Equity Partners, L.P.	3,600	0.3499

7/13/09	Warburg, Pincus Equity Partners, L.P.	5,600	0.3500

2

7/13/09	Warburg, Pincus Equity Partners, L.P.	300	0.3507

7/13/09	Warburg, Pincus Equity Partners, L.P.	500	0.3511

7/13/09	Warburg, Pincus Equity Partners, L.P.	200	0.3513

7/13/09	Warburg, Pincus Equity Partners, L.P.	300	0.3515

7/13/09	Warburg, Pincus Equity Partners, L.P.	5,000	0.3520

7/13/09	Warburg, Pincus Equity Partners, L.P.	500	0.3521

7/13/09	Warburg, Pincus Equity Partners, L.P.	4,200	0.3525

7/13/09	Warburg, Pincus Equity Partners, L.P.	1,100	0.3530

7/13/09	Warburg, Pincus Equity Partners, L.P.	100	0.3536

7/13/09	Warburg, Pincus Equity Partners, L.P.	200	0.3537

7/13/09	Warburg, Pincus Equity Partners, L.P.	2,000	0.3538

7/13/09	Warburg, Pincus Equity Partners, L.P.	2,500	0.3544

7/13/09	Warburg, Pincus Equity Partners, L.P.	1,300	0.3545

7/13/09	Warburg, Pincus Equity Partners, L.P.	15,150	0.3551

7/13/09	Warburg, Pincus Equity Partners, L.P.	100	0.3552

7/13/09	Warburg, Pincus Equity Partners, L.P.	6,500	0.3555

3

7/13/09	Warburg, Pincus Equity Partners, L.P.	21,200	0.3556

7/13/09	Warburg, Pincus Equity Partners, L.P.	10,000	0.3557

7/13/09	Warburg, Pincus Equity Partners, L.P.	300	0.3558

7/13/09	Warburg, Pincus Equity Partners, L.P.	500	0.3559

7/13/09	Warburg, Pincus Equity Partners, L.P.	500	0.3563

7/13/09	Warburg, Pincus Equity Partners, L.P.	2,500	0.3569

7/13/09	Warburg, Pincus Equity Partners, L.P.	1,400	0.3570

7/13/09	Warburg, Pincus Equity Partners, L.P.	200	0.3580

7/13/09	Warburg, Pincus Equity Partners, L.P.	4,500	0.3587

7/13/09	Warburg, Pincus Equity Partners, L.P.	1,100	0.3588

7/13/09	Warburg, Pincus Equity Partners, L.P.	6,100	0.3589

7/13/09	Warburg, Pincus Equity Partners, L.P.	1,200	0.3596

7/13/09	Warburg, Pincus Equity Partners, L.P.	1,050	0.3599

7/13/09	Warburg, Pincus Equity Partners, L.P.	22,100	0.3600

7/13/09	Warburg, Pincus Equity Partners, L.P.	7,200	0.3601

7/13/09	Warburg, Pincus Equity Partners, L.P.	200	0.3609

4

7/13/09	Warburg, Pincus Equity Partners, L.P.	300	0.3610

7/13/09	Warburg, Pincus Equity Partners, L.P.	6,000	0.3679

7/13/09	Warburg, Pincus Equity Partners, L.P.	1,000	0.3681

7/13/09	Warburg, Pincus Equity Partners, L.P.	1,000	0.3700

7/13/09	Warburg, Pincus Equity Partners, L.P.	100	0.3710

7/13/09	Warburg, Pincus Equity Partners, L.P.	400	0.3722

7/13/09	Warburg, Pincus Equity Partners, L.P.	200	0.3725

7/13/09	Warburg, Pincus Equity Partners, L.P.	800	0.3751

7/13/09	Warburg, Pincus Equity Partners, L.P.	900	0.3800

7/13/09	Warburg, Pincus Equity Partners, L.P.	100	0.3807

7/13/09	Warburg, Pincus Equity Partners, L.P.	8,900	0.3817

7/13/09	Warburg, Pincus Equity Partners, L.P.	2,000	0.3850

7/13/09	Warburg, Pincus Equity Partners, L.P.	100	0.3855

7/13/09	Warburg, Pincus Equity Partners, L.P.	100	0.3866

7/13/09	Warburg, Pincus Equity Partners, L.P.	100	0.3899

7/13/09	Warburg, Pincus Equity Partners, L.P.	34,950	0.4000

5

7/13/09	Warburg, Pincus Equity Partners, L.P.	8,900	0.4001

7/13/09	Warburg, Pincus Equity Partners, L.P.	6,000	0.4008

7/13/09	Warburg, Pincus Equity Partners, L.P.	1,100	0.4009

7/13/09	Warburg, Pincus Equity Partners, L.P.	6,700	0.4010

7/13/09	Warburg, Pincus Equity Partners, L.P.	4,000	0.4011

7/13/09	Warburg, Pincus Equity Partners, L.P.	2,400	0.4056

7/13/09	Warburg, Pincus Equity Partners, L.P.	2,700	0.4099

7/13/09	Warburg, Pincus Equity Partners, L.P.	300	0.4200

7/13/09	Warburg, Pincus Equity Partners, L.P.	9,500	0.4300

7/13/09	Warburg, Pincus Equity Partners, L.P.	500	0.4301

7/13/09	Warburg, Pincus Equity Partners, L.P.	10,900	0.4320

7/13/09	Warburg, Pincus Equity Partners, L.P.	50	0.4341

7/13/09	Warburg, Pincus Equity Partners, L.P.	100	0.4380

7/13/09	Warburg, Pincus Equity Partners, L.P.	500	0.4394

7/13/09	Warburg, Pincus Equity Partners, L.P.	100	0.4395

7/13/09	Warburg, Pincus Equity Partners, L.P.	500	0.4398

6

7/13/09	Warburg, Pincus Equity Partners, L.P.	200	0.4399

7/13/09	Warburg, Pincus Equity Partners, L.P.	21,500	0.4400

7/13/09	Warburg, Pincus Equity Partners, L.P.	100	0.4401

7/13/09	Warburg, Pincus Equity Partners, L.P.	100	0.4447

7/13/09	Warburg, Pincus Equity Partners, L.P.	300	0.4459

7